EXHIBIT 12.1
THE HERSHEY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands of dollars except for ratios)
(Unaudited)

	For the Three Months Ended
	April 1, 2007	April 2, 2006
Earnings:

Income before income taxes (a)	$141,798	$186,814

Add (deduct):

Interest on indebtedness	29,016	25,694
Portion of rents representative of the interest factor (b)	2,001	1,907
Amortization of debt expense	207	110
Amortization of capitalized interest	671	723

Earnings as adjusted	$173,693	$215,248

Fixed Charges:

Interest on indebtedness	$29,016	$25,694
Portion of rents representative of the interest factor (b)	2,001	1,907
Amortization of debt expense	207	110
Capitalized interest	35	7

Total fixed charges	$31,259	$27,718

Ratio of earnings to fixed charges	5.56	7.77

NOTE:

(a)
Amounts for 2006 were adjusted for the impact of certain immaterial adjustments relating to the timing of the recognition of revenue, as permitted by Securities and Exchange Commission Staff Accounting Bulletin No. 108, Considering the Effects of Prior Misstatements When Quantifying Misstatements in Current Year Financial Statements, adopted in the fourth quarter of 2006.

(b)	Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.